EXHIBIT 99.1

AMENDED AND RESTATED
AS OF OCTOBER 4, 2014

Premium Dividend™, Dividend Reinvestment and
Optional Common Share Purchase Plan

Certain capitalized terms in this Premium Dividend™, Dividend Reinvestment and Optional Common Share Purchase Plan have the meaning assigned to them under "Definitions" below.

Overview

This Premium Dividend™, Dividend Reinvestment and Optional Common Share Purchase Plan (the "Plan") provides Eligible Shareholders of Pengrowth Energy Corporation ("Pengrowth") with the opportunity to reinvest their Dividends in new Shares at a 5% discount to the Average Market Price on the applicable payment date, which new Shares will, at the Participant's election, either be (i) credited to the Participant's account under the Dividend Reinvestment Component of the Plan or (ii) disposed of under the Premium Dividend™ Component of the Plan in exchange for a cash payment equal to 102% of the reinvested Dividends. The Plan also provides Eligible Shareholders who are enrolled in either the Dividend Reinvestment Component or the Premium Dividend™ Component of the Plan with the opportunity to purchase additional new Shares at a 5% discount to the Average Market Price on the applicable Dividend payment date pursuant to the OCP Component of the Plan.

Each component of the Plan, which is explained in greater detail below, is subject to eligibility restrictions, applicable withholding taxes, prorating as provided herein, and other limitations on the availability of new Shares in certain events.

Eligible Shareholders are not required to participate in the Plan. Eligible Shareholders who have not elected to participate in the Plan will continue to receive their Dividends in the usual manner.

In order to participate in either the Dividend Reinvestment Component or the Premium Dividend™ Component, an Eligible Shareholder must enroll, or be deemed to have enrolled, in the Plan directly or through the broker, investment dealer, financial institution or other nominee who holds Shares on the Eligible Shareholder's behalf. See "Replacement of Current Dividend Reinvestment and Optional Common Share Purchase Plan" and "Enrollment" below.  In addition, in order to purchase new Shares pursuant to the OCP Component of the Plan, an Eligible Shareholder must also be enrolled, or be deemed to have enrolled, in either the Dividend Reinvestment Component or the Premium Dividend™ Component of the Plan.

Replacement of Current Dividend Reinvestment and Optional Common Share Purchase Plan

This Plan replaces the Dividend Reinvestment and Optional Common Share Purchase Plan of Pengrowth dated December 31, 2010 (the "Previous Plan").

An Eligible Shareholder who was enrolled in the dividend reinvestment component of the Previous Plan, and who has provided Computershare Trust Company of Canada with a duly completed enrollment form in respect of the Previous Plan, will automatically be deemed to be a participant in the Dividend Reinvestment Component, without any further action on their part. A Shareholder who was either not properly enrolled in the dividend reinvestment component of the Previous Plan through Computershare Trust Company of Canada, or who wishes to enroll in the Premium Dividend™ Component, must enroll in the Plan either (i) directly if such Shareholder is a registered Shareholder, or (ii) if such Shareholder is a beneficial Shareholder whose Shares are held through a broker, investment dealer, financial institution or other nominee, indirectly through such broker, investment dealer, financial institution or other nominee, in accordance with the procedures set forth under "Enrollment" below.

™ denotes trademark of Canaccord Genuity Corp.

Definitions

In this Plan:

"Average Market Price", in respect of a particular Dividend payment date, refers to the five day volume weighted average trading price of the Shares (calculated to four decimal places), calculated by dividing the total value by the total volume of securities traded for the five day period being the five trading days immediately preceding the Dividend payment date provided that at least one board lot has traded on the TSX on each such date.

"Business Day" refers to any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

"CDS" refers to CDS Clearing and Depository Services Inc., which acts as a nominee for certain Canadian brokers, investment dealers, financial institutions and other nominees, or its nominee, as applicable.

"CDS Participants" refers to brokers, investment dealers, financial institutions or other nominees in their capacity as participants in the CDS depository service, who hold Shares registered in the name of CDS on behalf of eligible beneficial owners of Shares and who are acting on behalf of such beneficial owners in respect of the Plan.

"Depository" means with respect to the Premium Dividend™ Component, CDS, and with respect to the Dividend Reinvestment Component, CDS and DTC;

"Depository Participant" means a CDS Participant and, other than with respect to the Premium Dividend™ Component, a DTC Participant.

"Dividend" refers to a cash dividend declared payable by Pengrowth on the outstanding Shares.

"Dividend Reinvestment Component" refers to that component of the Plan, as more particularly described herein under the heading "Plan Components – Dividend Reinvestment", pursuant to which Shares are purchased on the reinvestment of Dividends under the Plan but are not disposed of in exchange for the Premium Dividend™.

"DRS Advice" means a direct registration system advice or similar document evidencing the electronic registration of ownership of Shares.

 "DTC" means The Depository Trust & Clearing Corporation, which acts as nominee for certain United States brokers, investment dealers, financial institutions and other nominees, or its nominee, as applicable.

"DTC Participants" refers to brokers, investment dealers, financial institutions or other nominees in their capacity as participants in the DTC depository service who hold Shares registered in the name of DTC on behalf of eligible beneficial owners of Shares who are acting on behalf of such beneficial owners in respect of the Plan.

"Eligible Shareholders" refers to Shareholders who are permitted to participate in the Plan as described herein under the heading "Eligibility Requirements".

"Enrollment Form" refers to the Reinvestment Enrollment – Participant Declaration Form (or similar form) established by Pengrowth and the Plan Agent from time to time for the purpose of enrolling eligible registered holders of Shares (other than a Depository) in the Plan.

"OCP Component" refers to that component of the Plan, as more particularly described herein under the heading "Plan Components – OCP Component", pursuant to which Participants (other than a Depository) have the option to purchase additional Shares at a 5% discount to the Average Market Price.

"OCP Form" refers to the Optional Cash Payment Authorization and Participant Declaration Form (or similar form) established by Pengrowth and the Plan Agent from time to time for the purpose of enabling eligible Participants (other than a Depository) to purchase additional new Shares pursuant to the OCP Component.

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"Participants" refers to registered holders of Shares who, on the applicable record date for a Dividend, are Eligible Shareholders and are duly enrolled in the Plan;  provided, however, that Depositories, Depository Participants and other brokers, investment dealers, financial institutions or other nominees, as the case may be, shall be Participants only to the extent that such Depositories, Depository Participants or nominees, respectively, have enrolled in the Plan on behalf of Shareholders who are Eligible Shareholders and, in respect of the OCP Component only, also refers to Depository Participants and brokers, investment dealers, financial institutions or other nominees, as the case may be, who, on the applicable record date for a Dividend, purchase additional new Shares pursuant to the OCP Component on behalf of Shareholders who are Eligible Shareholders.

"Plan Agent" refers to Computershare Trust Company of Canada, or such other party as is appointed by Pengrowth from time to time to act as "Plan Agent" under the Plan.

"Plan Broker" refers to Canaccord Genuity Corp., or such other qualified investment dealer as is designated from time to time to act as "Plan Broker" under the Plan.

"Premium Dividend™" refers to a cash amount equal to 102% of a Dividend or, as the context may require, 102% of the aggregate Dividends payable by Pengrowth on a particular Dividend payment date to Participants enrolled in the Premium Dividend™ Component, subject to proration in certain events as described herein.

"Premium Dividend™ Component" refers to that component of the Plan, as more particularly described herein under the heading "Plan Components – Premium Dividend™", pursuant to which Shares are purchased on the reinvestment of Dividends under the Plan and disposed of in exchange for the Premium Dividend™.

"Pricing Period", in respect of a particular Dividend, refers to the five trading days on the TSX immediately preceding the Dividend payment date.

"Shareholders" refers to holders of Shares.

"Shares" refers to common shares in the capital of Pengrowth.

"TSX" refers to the Toronto Stock Exchange.

Plan Components

Dividend Reinvestment

Under the Dividend Reinvestment Component, the Plan Agent will, on each Dividend payment date, on behalf of Participants enrolled in the Dividend Reinvestment Component, apply the aggregate Dividends payable on the Shares of such Participants towards the purchase from treasury of Pengrowth of such number of new Shares (calculated to six decimal places) as is equal to the aggregate amount of such Dividends divided by 95% of the corresponding Average Market Price. The new Shares so purchased will be held under the Plan by the Plan Agent for the account of the applicable Participants or, in the case of Eligible Shareholders who are enrolled in the Plan indirectly through a Depository, credited through such Depository to the accounts of appropriate Depository Participants on behalf of such Eligible Shareholders. Any subsequent Dividends paid in respect of Shares purchased under the Dividend Reinvestment Component will be subject to reinvestment under the Plan (i) in the case of Shares held under the Plan for the account of a Participant other than a Depository, pursuant to the election of the Participant as between the Dividend Reinvestment Component and the Premium Dividend™ Component, or (ii) in the case of Shares enrolled in the Plan indirectly through a Depository, pursuant to instructions provided to the Plan Agent by such Depository in the manner described below under the heading "Enrollment".

Premium Dividend™

Under the Premium Dividend™ Component, the Plan Agent will, on each Dividend payment date, on behalf of Participants enrolled in the Premium Dividend™ Component, apply the aggregate Dividends payable on the Shares

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of such Participants towards the purchase from treasury of Pengrowth of such number of new Shares (calculated to six decimal places) as is equal to the aggregate amount of such Dividends divided by 95% of the corresponding Average Market Price. Additionally, a number of Shares approximately equal to the number of new Shares to be purchased under the Premium Dividend™ Component will in turn be pre-sold, through the Plan Broker, in one or more transactions on the TSX.

The new Shares purchased on the reinvestment of Dividends under the Premium Dividend™ Component on behalf of Participants enrolled in the Premium Dividend™ Component will not be held under the Plan by the Plan Agent or credited through CDS to the accounts of appropriate CDS Participants on behalf of Eligible Shareholders who are enrolled in the Premium Dividend™ Component, but will instead be delivered by the Plan Agent to the Plan Broker in exchange for the Premium Dividend™. The Plan Agent will in turn remit payment of the Premium Dividend™ to Participants enrolled in the Premium Dividend™ Component in the same manner that regular Dividends are paid by Pengrowth.

At the time Shares are delivered to the Plan Broker, each Shareholder for whom Dividends are reinvested under the Premium Dividend™ Component shall be deemed to represent and warrant to Pengrowth, the Plan Agent and the Plan Broker that: (i) it holds good and marketable title to such Shares, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others; (ii) such Shares are not subject to resale restrictions; and (iii) it is an Eligible Shareholder.

Pengrowth and the Plan Agent have a commitment from the Plan Broker to pay the Premium Dividend™ to the Plan Agent against delivery of the corresponding Shares on the applicable Dividend payment date. Although Pengrowth and the Plan Agent will, if necessary, make claims on this commitment, neither Pengrowth nor the Plan Agent has any liability to Participants enrolled in the Premium Dividend™ Component (or to any Shareholder for which the Participant may be acting) for any failure of the Plan Broker to fulfil its obligation to pay the Premium Dividend™ when required. If the Plan Broker does not deliver sufficient funds to pay the Premium Dividend™ on all Shares of Participants enrolled in the Premium Dividend™ Component, Pengrowth will deliver the full amount of the regular Dividend to the Plan Agent and such Participants will be entitled to receive the regular Dividend for each such Share in respect of which the Premium Dividend™ is not paid by the Plan Broker. For greater certainty, a Participant who receives the regular Dividend in these circumstances will not be entitled to receive the corresponding Premium Dividend™.

OCP Component

Under the OCP Component, the Plan Agent will, on each Dividend payment date, on behalf of Participants (other than Depositories) who are duly enrolled in either the Dividend Reinvestment Component or the Premium Dividend™ Component and who have elected to purchase additional new Shares pursuant to the OCP Component, subject to the limitations set forth herein, apply the aggregate of all payments received by such Participants towards the purchase from treasury of Pengrowth of such number of new Shares (calculated to six decimal places) as is equal to the aggregate amount of such payments divided by 95% of the corresponding Average Market Price. The new Shares so purchased will be held under the Plan by the Plan Agent for the account of applicable Participants enrolled directly in the Plan with the Plan Agent or, in the case of Eligible Shareholders who are enrolled in the Plan indirectly through a Depository Participant, credited to the accounts of appropriate Depository Participants on behalf of such Eligible Shareholders. For Participants enrolled directly in the Plan with the Plan Agent, any subsequent Dividends paid in respect of Shares purchased under the OCP Component will be subject to reinvestment under the Plan pursuant to the current election of the Participant as between the Dividend Reinvestment Component and the Premium Dividend™ Component. For Eligible Shareholders who are enrolled in the Plan indirectly through a Depository Participant, any subsequent Dividends paid in respect of Shares purchased under the OCP Component will be credited to the accounts of the appropriate Depository Participants on behalf of such Eligible Shareholders (and the Eligible Shareholder will need to instruct their broker or nominee to have such additional Shares purchased pursuant to the OCP Component enrolled in the Plan).

Participants in the OCP Component may make optional cash payments of a maximum of up to Cdn$1,000 per month or, for Eligible Shareholders resident in the United States, US$1,000 per month, or such other amounts as

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may be determined by Pengrowth from time to time (the "Maximum Contribution Amount"). In addition, Pengrowth may not issue pursuant to the OCP Component, more than the maximum number of Shares from treasury permitted by applicable laws and regulatory policies in any financial year (as at December 31, 2011 this maximum was equal to 2% of the number of Shares outstanding at the start of the financial year). Pengrowth and the Plan Agent will not accept any optional cash payments beyond this limit.

The Plan operates in Canadian funds and, as a result, the price of Shares acquired through the Plan will be denominated in Canadian dollars, and an appropriate currency exchange rate will be applied to all optional cash payments received in U.S. dollars for the purpose of determining the Canadian dollar-denominated amount of optional cash payments to be invested under the OCP Component.

There is no obligation to make an optional cash payment and the amount of optional cash payments (subject to the limits specified herein) made by a Participant may vary from time to time. However, a direction to purchase new Shares with an optional cash payment is irrevocable once received by the Plan Agent, and funds will only be returned to a Participant if Pengrowth determines not to accept such optional cash payment for the purchase of new Shares on the applicable Dividend payment date, if the Plan is terminated by Pengrowth, or participation in the Plan is terminated by such Participant or by Pengrowth. See "Termination of Participation" below.

Eligibility Requirements

Shareholders who are resident in Canada or the United States may participate in the Dividend Reinvestment Component and purchase additional new Shares pursuant to the OCP Component; provided that neither CDS nor DTC may directly invest under the OCP Component.

Only Shareholders who are resident in Canada may participate in the Premium Dividend™ Component. A Shareholder who is a resident of the United States or is otherwise a "U.S. person" as that term is defined in Regulation S under the United States Securities Act of 1933, as amended, including, without limitation, any natural person resident in the United States, any partnership or corporation organized or incorporated under the laws of the United States, any estate of which any executor or administrator is a U.S. person and any trust of which any trustee is a U.S. person, may participate in the Dividend Reinvestment Component and purchase additional new Shares pursuant to the OCP Component, but cannot participate in the Premium Dividend™ Component. For greater certainty, neither DTC nor beneficial owners of Shares who hold their Shares through DTC are eligible to participate in the Premium Dividend™ Component.

The amount of any Dividends to be reinvested under the Plan on behalf of Shareholders who are not residents of Canada will be reduced by the amount of any applicable non-resident withholding tax. See "Withholding Taxes" below.

Pengrowth and the Plan Agent also reserve the right to deny participation in the Plan to, or cancel the participation of, any person or agent of any person who appears to be, or who Pengrowth or the Plan Agent has reason to believe is, subject to the laws of any jurisdiction which do not permit participation in the Plan in the manner sought by such person or which will subject the Plan or Pengrowth to requirements of the jurisdiction not otherwise applicable to the Plan or Pengrowth, or whose participation in the Plan is suspected to be part of a scheme to avoid applicable legal requirements or otherwise engage in unlawful behaviour.

Pengrowth also reserves the right to determine, from time to time, not to accept optional cash payments for the purchase of new Shares under the OCP Component. Pengrowth further reserves the right to determine, from time to time, a minimum number of Shares that a Shareholder must hold in order to be eligible for, or continue to be enrolled in, the Plan, subject to any applicable legal or regulatory requirements.

Enrollment

Eligible Shareholders who are currently enrolled in the dividend reinvestment portion of the Previous Plan through Computershare Trust Company of Canada will automatically be deemed to be participants in the Dividend

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Reinvestment Component, without any further action on their part. See "Replacement of Current Dividend Reinvestment and Optional Common Share Purchase Plan" above. The following paragraphs outline the enrollment process for an Eligible Shareholder who was either not properly enrolled in the dividend reinvestment component of the Previous Plan through Computershare Trust Company of Canada, or who wishes to enroll in the Premium Dividend™ Component or who wishes to purchase additional new Shares pursuant to the OCP Component.

Direct Enrollment

An Eligible Shareholder whose Shares are registered in its own name may directly enroll in either the Dividend Reinvestment Component or the Premium Dividend™ Component by delivering to the Plan Agent a duly completed Enrollment Form. A Participant who delivers a duly completed Enrollment Form to the Plan Agent will be deemed to thereby direct Pengrowth to credit the Plan Agent with all Dividends payable in respect of all Shares registered in the name of the Participant or held under the Plan by the Plan Agent for the Participant's account as of the Dividend record date, and to direct the Plan Agent to reinvest such Dividends in new Shares in accordance with the Dividend Reinvestment Component or the Premium Dividend™ Component, as applicable, and otherwise upon and subject to the terms and conditions described herein. See "Deemed Representations, Directions and Authorizations" below.

An Eligible Shareholder whose Shares are registered in its own name and who is directly enrolled in the Dividend Reinvestment Component or the Premium Dividend™ Component may purchase additional new Shares pursuant to the OCP Component, by delivering to the Plan Agent a duly completed OCP Form and a cheque for the applicable payment payable to the Plan Agent. A Participant who delivers a duly completed OCP Form and a cheque to the Plan Agent will be deemed to thereby direct Pengrowth to purchase new Shares in accordance with the OCP Component upon and subject to the terms and conditions described herein. See "Deemed Representations, Directions and Authorizations" below.

To obtain a copy of the Enrollment Form and/or the OCP Form, see the Plan Agent's website at www.investorcentre.com/pengrowth. A copy of the Enrollment Form and/or the OCP Form may also be obtained by calling the Plan Agent at 1-800-564-6253, or from Pengrowth's website at www.pengrowth.com.

Indirect Enrollment

An Eligible Shareholder whose Shares are not registered in its own name cannot enroll in the Plan directly but may instead do so indirectly through the broker, investment dealer, financial institution or other nominee who holds their Shares by providing appropriate enrollment instructions to such nominee. Where such nominee holds Shares in its own name (and not through a Depository) on behalf of an Eligible Shareholder, the nominee may enroll in the Plan on behalf of the Eligible Shareholder by delivering to the Plan Agent a duly completed Enrollment Form. Where the Shares are held indirectly through a Depository, enrollment instructions must be communicated to such Depository by the applicable Depository Participant in accordance with the procedures of such Depository's system, and such Depository will in turn provide instructions to the Plan Agent regarding the extent of its participation, on behalf of Eligible Shareholders, in the Dividend Reinvestment Component and, where the Depository is CDS, the Premium Dividend™ Component. The Depository's instructions will advise the Plan Agent of (i) the aggregate number of Shares held through such Depository in respect of which Dividends are to be reinvested under the Dividend Reinvestment Component, and (ii) where the Depository is CDS, the aggregate number of Shares held through CDS in respect of which Dividends are to be reinvested under the Premium Dividend™ Component.

An Eligible Shareholder who is indirectly enrolled in either the Dividend Reinvestment Component or the Premium Dividend™ Component whose Shares are held through a broker, investment dealer, financial institution or other nominee, may purchase additional new Shares pursuant to the OCP Component indirectly through such nominee who holds their Shares by providing appropriate instructions to such nominee. Such nominee may make optional cash payments on behalf of the Eligible Shareholder by delivering to the Plan Agent the applicable payment and a duly completed OCP Form. Such nominee must make the declaration set forth in the OCP Form to the effect that (i) it is making the optional cash payment on behalf of one or more beneficial owners of Shares that are registered

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in the nominee's name, (ii) it has applied to participate in either the Dividend Reinvestment Component or the Premium Dividend™ Component on behalf of each such beneficial owner of Shares, (iii) not more than the Maximum Contribution Amount is being paid on behalf of each beneficial owner of Shares and (iv) it has complied with the applicable provisions of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the regulations thereunder.

Continued Participation

Once a Participant (other than a Depository) has enrolled in either the Premium Dividend™ Component or the Dividend Reinvestment Component by delivering to the Plan Agent a duly completed Enrollment Form, participation in the manner elected by the Participant continues automatically with respect to all Shares registered in the name of the Participant or held under the Plan by the Plan Agent for the Participant's account until the Plan or the Participant's participation therein is terminated or until the Participant changes its election.

Optional cash payments may be submitted at any time for investment in new Shares pursuant to the OCP Component by or on behalf of an Eligible Shareholder provided that the Eligible Shareholder continues to be duly enrolled in either the Dividend Reinvestment Component or the Premium Dividend™ Component.

Eligible Shareholders who participate in the Plan indirectly through a Depository or otherwise through their broker, investment dealer, financial institution or other nominee should consult such nominee to confirm the nominee's policies concerning continued participation following initial enrollment.

See "Termination of Participation" and "Change of Election" below.

Enrollment Deadlines

In order for a particular Dividend payable on Shares held by an Eligible Shareholder to be reinvested on the Dividend payment date and, if applicable, for an  optional cash payment to be invested in new Shares on that Dividend payment date, the Plan Agent must receive (i) a duly completed Enrollment Form that covers such Shares, and a duly completed OCP Form and accompanying cheque, as applicable, not later than 4:30 p.m. (Calgary time) on the Business Day preceding the record date for the Dividend, or (ii) in the case of Shares enrolled indirectly through a Depository, appropriate instructions from such Depository regarding the extent of its participation (on behalf of Eligible Shareholders) not later than such time preceding the record date for that Dividend as may be agreed from time to time between such Depository and the Plan Agent in accordance with custom and practice relating to such Depository's system. The Depository must in turn receive appropriate instructions from the nominee holders that are Depository Participants not later than such deadline preceding the record date as may be established by such Depository from time to time. Enrollment Forms, OCP Forms or instructions from a Depository, as applicable, received by the Plan Agent after the stipulated pre-record date deadline will not be effective in respect of the applicable Dividend payment date unless otherwise determined by Pengrowth and the Plan Agent in their sole discretion.

Cheques received by the Plan Agent in respect of optional cash payments will be cashed as soon as practicable by the Plan Agent to ensure that payment will not be denied for insufficient funds by the applicable Dividend payment date. No interest will be paid on any amounts held pending investment.

Optional cash payments received by the Plan Agent after the applicable deadline and cheques that  have not cleared by the applicable Dividend payment date will not be invested in new Shares on such Dividend payment date and will be invested in new Shares on the next following Dividend payment date.

Broker Requirements

A Depository Participant or other broker, investment dealer, financial institution or other nominee may require certain information or documentation from an Eligible Shareholder before it will act upon enrollment and/or optional cash payment instructions relating to the Plan. Eligible Shareholders who wish to participate in the Plan

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and, if applicable, purchase additional new Shares pursuant to the OCP Component should contact the broker, investment dealer, financial institution or other nominee who holds their Shares to provide instructions regarding their decision to enrol, their election as between the Dividend Reinvestment Component and the Premium Dividend™ Component and, if applicable, their instructions with respect to the OCP Component, to confirm any information or documentation required to give effect to their instructions, to confirm the nominee's policies concerning continued participation following initial enrollment, and to inquire about any applicable deadlines that the nominee may impose or be subject to under the policies of that nominee or a Depository's system.

Administration

Computershare Trust Company of Canada has been appointed to act as Plan Agent for and on behalf of Participants. If Computershare Trust Company of Canada ceases to act as Plan Agent for any reason, another qualified party will be designated by Pengrowth to act as Plan Agent and Participants will be notified of the change.

All funds credited to the Plan Agent under the Plan on account of the reinvestment of Dividends will be applied to the purchase of new Shares directly from Pengrowth on behalf of Participants. In no event will interest be paid to Participants on any funds held for reinvestment under the Plan (including optional cash payments pending their investment in new Shares).

In carrying out its obligations under the Plan on behalf of Participants, the Plan Agent shall only be required to act in accordance with the instructions duly received within the appropriate time periods.

Proration in Certain Events

Pengrowth reserves the right to determine, promptly following each Dividend record date, the amount of new equity, if any, to be made available under the Plan on the Dividend payment date to which such record date relates. No assurances can be made that new Shares will be made available under the Plan on a regular basis, or at all.

In addition, Pengrowth may not issue, in any financial year, pursuant to the OCP Component, more than the maximum number of Shares permitted by applicable laws and regulatory policies.

If, in respect of any Dividend payment date, fulfilling the elections of all Participants under the Plan would result in the issuance of more than the maximum amount of new equity determined by Pengrowth to be available under the Plan, then elections for the purchase of new Shares on that Dividend payment date will be accepted (i) first, from Participants electing to reinvest Dividends under the Dividend Reinvestment Component, (ii) second, to the extent that new equity remains available under the Plan, from Participants electing to receive the Premium Dividend™ under the Premium Dividend™ Component, and (iii) third, to the extent that new equity remains available under the Plan, from Participants electing to make optional cash payments under the OCP Component. If Pengrowth is not able to accept all elections for a particular component of the Plan (including as a result of Pengrowth exceeding the aggregate annual limit on new Shares that may be issued pursuant to the OCP Component), then purchases of new Shares under that component on the applicable Dividend payment date will be prorated among all Participants in that component according to the number of Shares participating in the particular component or the amount of their optional cash payments, as the case may be.

If trading of Shares on the TSX, or the trading thereof by the Plan Broker, is for any reason prohibited for an entire day, or if the Premium Dividend™ Component is terminated or suspended for any reason, in any such case during a Pricing Period, then purchases of new Shares under that component on the applicable Dividend payment date will be prorated among all Participants in that component according to the number of Shares enrolled therein.

If on any Dividend payment date Pengrowth determines not to issue any equity through the Plan, or the availability of new Shares is prorated in accordance with the terms of the Plan, or for any other reason a Dividend cannot be reinvested under the Plan, in whole or in part, then Participants will be entitled to receive from

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Pengrowth the full amount of the regular Dividend for each Share in respect of which the Dividend is payable but cannot be reinvested under the Plan in accordance with the applicable election.

Price of New Shares

The subscription price of new Shares purchased on a Dividend payment date under the Dividend Reinvestment Component, the Premium Dividend™ Component and the OCP Component will be at a 5% discount to the Average Market Price for that Dividend payment date.

Subject to the policies of a particular broker, investment dealer, financial institution or other nominee through which a beneficial Shareholder holds their Shares, full reinvestment is possible as fractions of Shares may be credited to Participants' accounts maintained under the Plan.

Costs

No commissions, service charges or similar fees are payable by Participants to Pengrowth, the Plan Agent or the Plan Broker in connection with the purchase of new Shares from treasury under the Dividend Reinvestment Component, the Premium Dividend™ Component or the OCP Component. All administrative costs of the Plan, including the fees and expenses of the Plan Agent, will be paid by Pengrowth.

However, Eligible Shareholders whose Shares are not registered in their own name but wish to participate in the Plan should consult the broker, investment dealer, financial institution or other nominee who holds their Shares to confirm whether the nominee charges any fees to enroll or participate in the Plan on their behalf.

Reports to Participants

The Plan Agent will maintain an account for each Participant with respect to purchases of Shares made under the Plan for that Participant's account and will issue an unaudited statement regarding purchases made under the Dividend Reinvestment Component and the OCP Component on a monthly basis. These statements are a Participant's continuing record of purchases of Shares made for its account under the Plan and should be retained for income tax purposes.

Eligible Shareholders who participate in the Plan indirectly through their broker, investment dealer, financial institution or other nominee should consult such nominee to confirm what statements or reports, if any, will be provided by the nominee, whether for tax reporting purposes or otherwise.

Whether or not it receives detailed statements or reports concerning transactions made on its behalf under the Plan, each Shareholder is responsible for calculating and monitoring its own adjusted cost base in Shares for Canadian federal income tax purposes, as certain averaging and other rules may apply and such calculations may depend on the cost of other Shares held by the Shareholder and other factors.

Withdrawal of Shares

Shares purchased under the Dividend Reinvestment Component and the OCP Component and held under the Plan by the Plan Agent for the account of Participants other than a Depository will be registered in the name of the Plan Agent or its nominee or in accounts designated by it for the account of Participants other than such Depository. A DRS Advice evidencing book-entry registered ownership of such Shares, or a certificate for such Shares, will only be issued to the Participant if the Plan or the Participant's participation therein is terminated or if the Participant withdraws Shares from its account.

A Participant may, without terminating participation in the Plan, withdraw from its account under the Plan, and have a DRS Advice or Share certificate issued and registered in the Participant's name for, any number of whole Shares held for its account under the Plan by delivering to the Plan Agent a duly completed withdrawal portion of the voucher located on the reverse of the statement of account issued by the Plan Agent. A withdrawal request

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form may also be obtained from the Plan Agent at the address below. The withdrawal of Shares and issuance of a DRS Advice or Share certificate will be completed within the Plan Agent's ordinary service standards, which is generally within three (3) weeks from the time the request is received. Any remaining Shares (including any residual fraction of a Share) will continue to be held by the Plan Agent for the Participant's account under the Plan provided that a Participant's account that has been inactive for a period of twelve (12) months will be closed and the Participant will receive payment for any Shares held in the account (including a residual fraction of a Share) so held based on the last price per Share at which Dividends were reinvested under the Plan.

Shares held under the Plan by the Plan Agent for the account of a Participant may not be sold, pledged or otherwise disposed of by the Participant while so held.

For Eligible Shareholders enrolled in the Dividend Reinvestment Component indirectly through a Depository, any new Shares issued under the Dividend Reinvestment Component will not be held under the Plan but instead credited through such Depository's system to the accounts of appropriate Depository Participants on behalf of such Eligible Shareholders.

Termination of Participation

An Eligible Shareholder who is enrolled in the Plan directly as a Participant and wishes to terminate its participation in the Plan may do so voluntarily by delivering to the Plan Agent a duly completed termination portion of the voucher located on the reverse of the statement of account issued by the Plan Agent. A termination request form may also be obtained from the Plan Agent at the address below. In addition, participation in the Plan will be terminated automatically following receipt by the Plan Agent of written notice of an individual Participant's death. The termination request will be processed within the Plan Agent's ordinary service standard, which is generally within three (3) weeks from the time the request is received.

A duly completed termination request (or notice of an individual Participant's death) must be received by the Plan Agent before 4:30 p.m. (Calgary time) on the Business Day preceding a Dividend record date in order for the Participant's account to be closed and participation in the Plan by such Participant to be terminated prior to the Dividend payment date to which that record date relates. If a duly completed termination request (or notice of an individual Participant's death) is not received by the Plan Agent before 4:30 p.m. (Calgary time) on the Business Day preceding a Dividend record date, then the Participant's account will not be closed and participation in the Plan by such Participant will not be terminated until after the Dividend payment date to which that record date relates.

An Eligible Shareholder who is enrolled in the Plan indirectly through a Depository or otherwise through its broker, investment dealer, financial institution or other nominee and wishes to terminate its participation in the Plan must contact the nominee who holds its Shares and provide appropriate instructions to do so. The nominee should be consulted to confirm what information or documentation may be required to give effect to the termination instructions, and to inquire about any applicable deadlines that the nominee may impose or be subject to under the policies of that nominee or a Depository's system.

In the event of termination of participation, a Participant (other than a Depository) or a deceased Participant's estate or legal representative, as applicable, will be issued a DRS Advice or Share certificate for the number of whole Shares held under the Plan by the Plan Agent in the Participant's account and payment for any residual fraction of a Share so held based on the last price per Share at which Dividends were reinvested under the Plan and for and for any optional cash payments received for the account of such Participant prior to termination but not invested in new Shares.

Change of Election

An Eligible Shareholder who is enrolled in the Plan directly as a Participant and wishes to change its election as between the Dividend Reinvestment Component and the Premium Dividend™ Component may do so by delivering to the Plan Agent a new, duly completed Enrollment Form reflecting the new election.

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A new Enrollment Form must be received by the Plan Agent before 4:30 p.m. (Calgary time) on the Business Day preceding a Dividend record date in order for the new election to apply to the Dividend to which that record date relates. If a new Enrollment Form is not received by the Plan Agent before 4:30 p.m. (Calgary time) on the Business Day preceding a Dividend record date, then the previous election will apply to the Dividend to which that record date relates and the new election will only become effective for purposes of subsequent Dividends.

An Eligible Shareholder who is enrolled in the Plan indirectly through a Depository or otherwise through its broker, investment dealer, financial institution or other nominee and wishes to change its election as between the Dividend Reinvestment Component and the Premium Dividend™ Component must contact such nominee who holds its Shares and provide appropriate instructions to do so. The nominee should be consulted to confirm what information or documentation may be required to give effect to the change of election instructions, and to inquire about any applicable deadlines that the nominee may impose or be subject to under the policies of that nominee or a Depository's system.

Subdivisions

If Shares are distributed pursuant to a subdivision of Shares, the additional Shares received by the Plan Agent in respect of Shares held under the Plan by the Plan Agent for the account of Participants will be credited proportionately to the accounts of such Participants.

Shareholder Voting

Whole Shares held under the Plan by the Plan Agent for a Participant's account on the record date for a vote of Shareholders will be voted in accordance with the instructions of the Participant given on a form to be furnished to the Participant for this purpose. Shares for which instructions are not received will not be voted. No voting rights will attach to any fraction of a Share held for a Participant's account under the Plan.

Deemed Representations, Directions and Authorizations

Dividend Reinvestment Component

By enrolling in the Dividend Reinvestment Component, whether directly as a Participant or indirectly through a Depository or otherwise through a broker, investment dealer, financial institution or other nominee, a Shareholder shall be deemed to have: (i) represented and warranted to Pengrowth and the Plan Agent that it is an Eligible Shareholder with respect to participation in the Dividend Reinvestment Component; (ii) appointed the Plan Agent to receive from Pengrowth, and directed Pengrowth to credit the Plan Agent with, all Dividends (less any applicable withholding taxes) payable in respect of all Shares registered in the name of the Shareholder or held under the Plan for its account or, in the case of a Shareholder enrolled indirectly through a Depository or otherwise through a broker, investment dealer, financial institution or other nominee, that are enrolled (through a Depository or otherwise) on its behalf in the Dividend Reinvestment Component; and (iii) authorized and directed the Plan Agent to reinvest such Dividends (less any applicable withholding taxes) in new Shares, all in accordance with the provisions of the Dividend Reinvestment Component as set forth herein (which provisions include, without limitation, the purchase of new Shares at a 5% discount to the Average Market Price and the holding of such new Shares under the Plan or the crediting of such new Shares through a Depository) and otherwise upon and subject to the terms and conditions described herein.

Premium Dividend™ Component

By enrolling in the Premium Dividend™ Component, whether directly as a Participant or indirectly through CDS or otherwise through a broker, investment dealer, financial institution or other nominee, a Shareholder shall be deemed to have: (i) represented and warranted to Pengrowth, the Plan Agent and the Plan Broker that it is an Eligible Shareholder with respect to participation in the Premium Dividend™ Component; (ii) appointed the Plan Agent to receive from Pengrowth, and directed Pengrowth to credit the Plan Agent with, all Dividends (less any applicable withholding taxes) payable in respect of all Shares registered in the name of the Shareholder or held

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under the Plan for its account or, in the case of a Shareholder enrolled indirectly through CDS or otherwise through a broker, investment dealer, financial institution or other nominee, that are enrolled (through CDS or otherwise) on its behalf in the Premium Dividend™ Component; and (iii) authorized and directed the Plan Agent to reinvest such Dividends (less any applicable withholding taxes) in new Shares, all in accordance with the provisions of the Premium Dividend™ Component as set forth herein (which provisions include, without limitation, the purchase of new Shares at the 5% discount to the Average Market Price, the pre-sale of Shares through the Plan Broker and the delivery of new Shares to the Plan Broker in exchange for payment of the Premium Dividend™) and otherwise upon and subject to the terms and conditions described herein.

OCP Component

By purchasing additional new Shares pursuant to the OCP Component, whether directly as a Participant or indirectly through a broker, investment dealer, financial institution or other nominee, a Shareholder shall be deemed to have: (i) represented and warranted to Pengrowth and the Plan Agent that it is an Eligible Shareholder with respect to investing under the OCP Component; and (ii) authorized and directed the Plan Agent to apply the payment received from such Shareholder (or, indirectly from a broker, investment dealer, financial institution or other nominee, on its behalf) to the purchase of new Shares, all in accordance with the provisions of the OCP Component as set forth herein (which provisions include, without limitation, the purchase of new Shares at a 5% discount to the Average Market Price and the holding of such new Shares under the Plan or the crediting of such new Shares through a Depository) and otherwise upon and subject to the terms and conditions described herein.

Responsibilities of Pengrowth, the Plan Agent and the Plan Broker

None of Pengrowth, the Plan Agent or the Plan Broker will be liable to any Shareholder, a Depository, any Depository Participant or any other nominee acting on behalf of a Shareholder in respect of the Plan for any act or for any omission to act in connection with the operation of the Plan including, without limitation, any claims or liability with respect to or arising out of:

(a)
any failure by a Depository, a Depository Participant or any other nominee to enroll or participate or not enroll or participate in the Plan any Shareholder (or, as applicable, any Shares held on the Shareholder's behalf) in accordance with the Shareholder's instructions or to not otherwise act upon a Shareholder's instructions;

(b)
the continued enrollment in the Plan of any Shareholder (or, as applicable, any Shares held on the Shareholder's behalf) until receipt of all necessary documentation as provided herein required to terminate participation in the Plan;

(c)	the prices and times at which Shares are purchased under the Plan for the account of, or on behalf of, any Shareholder;

(d)	any decision by Pengrowth to issue or not issue new equity through the Plan on any given Dividend payment date, or the amount of equity issued (if any);

(e)	any decision to amend or terminate the Plan in accordance with the terms hereof;

(f)	any default by the Plan Broker in delivering the Premium Dividend™ to the Plan Agent on any Dividend payment date;

(g)	a prorating, for any reason, of the amount of equity available under the Plan in the circumstances described herein or otherwise;

(h)	any decision not to accept an optional cash payment for the purchase of new Shares under the Plan, or arising out of a failure by the Plan Agent to purchase new Shares with an optional cash payment;

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(i)
any determination made by Pengrowth or the Plan Agent regarding a Shareholder's eligibility to participate in the Plan or any component thereof, including the cancellation of a Shareholder's participation for failure to satisfy eligibility requirements; or

(j)	any income taxes or other liabilities payable by a Shareholder in connection with their participation in the Plan.

None of Pengrowth, the Plan Agent or the Plan Broker can assure a Participant (or any beneficial owner of Shares for which a Participant may be acting) a profit or protect a Participant (or any such beneficial owner, as applicable) against loss on Shares purchased under the Plan.

The Plan Agent retains the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Plan Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist law, regulation or policy or any other law, regulation or policy to which the Plan Agent is now or hereafter becomes subject.

Canadian Federal Income Tax Considerations

The following is a summary of principal Canadian federal income tax considerations generally applicable to Shareholders who participate in the Plan. This summary is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be legal or tax advice to any particular Shareholder.

This summary is provided by and on behalf of Pengrowth and not the Plan Agent or the Plan Broker. Shareholders are urged to consult their own tax advisors as to their particular circumstances and tax position.

This summary is based on the provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada), and the administrative and assessing practices of the Canada Revenue Agency (the "CRA"), all as of the effective date of the Plan. This summary does not otherwise take into account or anticipate any changes in law or the administrative or assessing practices of the CRA, nor does it take into account any provincial or territorial laws of Canada or the tax laws of any other country, including, without limitation, any changes which may occur after the effective date of the Plan.

This summary assumes that all Shares held by a Shareholder who participates in the Plan (a "Participating Shareholder"), including Shares purchased pursuant to the Dividend Reinvestment Component or Premium Dividend™ Component, are held by the Participating Shareholder as capital property for the purposes of the Tax Act. The Shares will generally constitute capital property to a Participating Shareholder provided that the Participating Shareholder does not hold or use such Shares in the course of carrying on business in which the Participating Shareholder buys or sell securities, and the Participating Shareholder did not acquire such Shares in one or more transactions considered to be an adventure in the nature of trade. Certain Participating Shareholders who might not otherwise be considered to hold their Shares as capital property may, in certain circumstances, be entitled to have their Shares and any other "Canadian security" (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Participating Shareholder contemplating making such an election should first consult its own tax advisors.

This summary is not applicable to:  (i) a Participating Shareholder that is a "financial institution" (as defined in the Tax Act) for the purposes of the "mark-to-market" rules; (ii) a Participating Shareholder an interest in which would be a "tax shelter investment" (as defined in the Tax Act); (iii) a Participating Shareholder that is a "specified financial institution" or a "restricted financial institution" (each as defined in the Tax Act); or (iv) a Participating Shareholder that has made a "functional currency" election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency.

Canadian Participants

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This portion of the summary is applicable to Participating Shareholders who, at all relevant times and for the purposes of the Tax Act, are or are deemed to be residents of Canada (each, a "Canadian Participant").

The reinvestment of Dividends, or the receipt of Premium Dividends™, under the terms of the Plan does not relieve a Canadian Participant from any liability for income taxes that may otherwise be payable on such amounts. In this regard, a Canadian Participant who participates in the Dividend Reinvestment Component or Premium Dividend™ Component will be treated, for tax purposes, as having received, on each Dividend payment date, a taxable dividend equal to the amount of the Dividend payable on such date, which Dividend will be subject to the same tax treatment accorded to taxable dividends received by the Canadian Participant from a taxable Canadian corporation. For example, if the Canadian Participant is an individual, Dividends will be subject to the gross-up and dividend tax credit rules contained in the Tax Act. If the Canadian Participant is a corporation, the Dividend will be included in income and will generally be deductible in computing income, except that a refundable tax will apply to the amount of any Dividend received by a "private corporation" or a "subject corporation" (both as defined in the Tax Act). The fact that a Dividend is reinvested pursuant to the Dividend Reinvestment Component or Premium Dividend™ Component will not affect the status of a Dividend that is an "eligible dividend" for the purposes of the Tax Act.

A Canadian Participant's reinvestment of Dividends pursuant to the Dividend Reinvestment Component or Premium Dividend™ Component, in such number of newly-issued Shares as is equal to the aggregate amount of the Dividend payable on each Dividend payment date divided by 95% of the corresponding Average Market Price, should not result in the Canadian Participant realizing a taxable benefit under the Tax Act.

The adjusted cost base of the Shares owned by a Canadian Participant at a particular time will be the average cost of all Shares owned by the Canadian Participant at that time, including Shares purchased through the Dividend Reinvestment Component, the Premium Dividend™ Component, the OCP Component and Shares otherwise purchased outside the Plan. Generally, a Canadian Participant's cost of a Share purchased pursuant to the Dividend Reinvestment Component, Premium Dividend™ Component or the OCP Component will be equal to 95% of the Average Market Price of the Share for that Dividend payment date.

A Canadian Participant will generally realize a capital gain (or loss) on the sale of Shares purchased pursuant to the Dividend Reinvestment Component, Premium Dividend™ Component or the OCP Component whether sold pursuant to the Premium Dividend™ Component or otherwise outside the Plan. The amount of such capital gain or capital loss will be equal to the amount by which the proceeds of disposition of the Share are greater (or less) than the Canadian Participant's adjusted cost base of such Shares plus any reasonable costs incurred by the Canadian Participant in connection with the sale.

Generally, one-half of any capital gain realized by a Canadian Participant on a disposition of Shares purchased pursuant to the Dividend Reinvestment Component, Premium Dividend™ Component or the OCP Component must be included in the Canadian Participant's income for the year as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized by a Canadian Participant on a disposition of Shares in a taxation year will be an allowable capital loss which must be deducted from any taxable capital gains realized by the Canadian Participant in the year of disposition. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances set out in the Tax Act.

A Canadian Participant that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act) for the year which will include an amount in respect of taxable capital gains. If a Canadian Participant is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such Shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares. Canadian Participants to whom these rules may be relevant should consult their own tax advisors.

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When a Canadian Participant's participation in the Plan is terminated by the Canadian Participant or Pengrowth or when the Plan is terminated by Pengrowth, the Canadian Participant may be entitled to receive a cash payment for any residual fraction of a Share held based on the last price per Share at which Dividends were reinvested under the Plan as described above under "Termination of Participation" and below under "Amendment or Termination of the Plan". A deemed dividend may arise if the cash payment for a fractional Share exceeds the paid-up capital in respect of such fractional Share and a capital gain (or loss) may also be realized in certain circumstances. A deemed dividend is treated in the manner described above in respect of dividends.

For the purpose of calculating the alternative minimum tax of a Canadian Participant who is an individual, the actual amount of dividends received (exclusive of the gross-up) and 80% of capital gains should generally be included in the "adjusted taxable income" (as defined in the Tax Act) of that Canadian Participant.

Where a Canadian Participant has not made the irrevocable election permitted under subsection 39(4) of the Tax Act to treat their Shares and any other "Canadian security" (as defined in the Tax Act) as capital property, the CRA may take the position that any Shares purchased and sold by the Canadian Participant pursuant to the Premium Dividend™ Component are not capital property to the Canadian Participant, such that the tax consequences of the Canadian Participant's sale of Shares pursuant to the Premium Dividend™ Component may differ from the consequences described above.

Non-Resident Participants

This portion of the summary is applicable to Participating Shareholders who, at all relevant times and for the purposes of the Tax Act, are not and are not deemed to be residents of Canada (each, a "Non-Resident Participant").

Any Dividends paid or credited in respect of a Non-Resident Participant's Shares will be subject to a non-resident withholding tax for Canadian income tax purposes. Under the Tax Act, the rate of non-resident withholding tax on dividends is 25%. However, this rate may be subject to reduction under the provisions of any income tax treaty between Canada and the country in which the Non-Resident Participant is resident. For example, under the provisions of the Canada – United States Income Tax Convention, 1980 (the "Treaty"), where a Non-Resident Participant is a resident of the United States, is fully entitled to the benefits of the Treaty, and does not maintain a "permanent establishment" or "fixed base" (each within the meaning of the Treaty) in Canada to which the Non-Resident Participant's Shares are attributable, the rate of Canadian withholding tax will generally be reduced to 15% of the Dividend.

Any Dividends reinvested pursuant to the Dividend Reinvestment Component will first be reduced by an amount equal to the Non-Resident Participant's Canadian withholding tax obligation prior to reinvestment.

A Non-Resident Participant will not be subject to Canadian income tax under the Tax Act on any capital gains realized on the disposition of Shares acquired pursuant to the Dividend Reinvestment Component unless such Shares constitute "taxable Canadian property" (as defined by the Tax Act) to the Non-Resident Participant. So long as the Shares are listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the TSX) at the time of sale, Shares acquired by a Non-Resident Participant pursuant to the Dividend Reinvestment Component will not be taxable Canadian property to the Non-Resident Participant unless:

(a)           at any time during the 60-month period immediately preceding the disposition, the Non-Resident Participant and/or persons with whom the Non-Resident Participant did not deal at arm's length, held 25% or more of the issued shares of any class of Pengrowth's capital stock; or

(b)           the Shares are used by the Non-Resident Participant in carrying on business in Canada.

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Where Shares represent taxable Canadian property to a Non-Resident Participant, any capital gains realized on the sale or deemed disposition of the Shares will be subject to taxation in Canada, except as otherwise provided in any tax treaty between Canada and the country in which the Non-Resident Participant is resident.

Amendment or Termination of the Plan

Pengrowth reserves the right to amend or terminate the Plan at any time, provided that no such action shall have retroactive effect prejudicial to Participants. Pengrowth will publicly announce any material amendments to or termination of the Plan. Generally, no notice will be given to Participants regarding any amendments to the Plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions. Amendments to the Plan will be subject to the prior approval of the TSX.

In the event of termination of the Plan, Participants will be issued a DRS Advice or a Share certificate for the number of whole Shares held under the Plan by the Plan Agent in the Participant's account and payment for any remaining fraction of a Share so held based on the last price per Share at which Dividends were reinvested under the Plan and for any optional cash payments received from such Participant prior to such termination but not invested in Shares. In the event that Pengrowth terminates the Plan, no investment will be made by the Plan Agent on the Dividend payment date immediately following the effective date of such termination, and any optional cash payments not invested in Shares as of the effective date of such termination and any Dividends paid after the effective date of such termination that would, but for the termination, be reinvested under the Plan, will be remitted to the Participants.

Withholding Taxes

The Plan is subject to any withholding obligations that Pengrowth may have with respect to taxes or other charges under applicable laws, and any amounts to be reinvested pursuant to the Plan shall be net of any amounts required to be withheld.

Interpretation

Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by Pengrowth.

Governing Law

The Plan shall be governed by, and administered and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Notices and Inquiries

Any notices, documents (including a DRS Advice or a Share certificate) or payments required under the Plan to be given or delivered to Participants by Pengrowth or the Plan Agent shall be validly given or delivered if mailed to Participants at their respective addresses as recorded in the register of Shareholders maintained by or on behalf of Pengrowth or, in the case of a Depository, if given in accordance with custom and practice relating to such Depository's system.

Inquiries to the Plan Agent may be directed as follows:

By Mail or Courier:
Computershare
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
Telephone Access: 1-800-564-6253 (North America) or +1-514-982-7555 (outside of North America)
Online Inquiries: www.investorcentre.com/pengrowth

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Inquiries to Pengrowth may be directed to:

Pengrowth Energy Corporation
2100, 222 Third Avenue SW
Calgary, AB T2P 0B4
Attention:	Investor Relations

E-mail:	investorrelations@pengrowth.com
Telephone:	403-233-0224
Toll Free:	1-855-336-8814
or by visiting:	www.pengrowth.com

Effective Date

The effective date of the Plan is December 31, 2011.

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